

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2020

David F. Morris
Executive Vice President and Chief Financial Officer
Aegion Corporation
17988 Edison Avenue
Chesterfield, Missouri 63005-1195

> **Re: Aegion Corporation**
> **Form 10-K filed March 2, 2020**
> **Form 8-K filed May 5, 2020**
> **File No. 001-35328**

Dear Mr. Morris:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation
Results of Operations, page 38

1. We note you have presented gross profit, gross profit margin, operating expenses, and consolidated net income (loss) excluding certain charges. These items appear to be non-GAAP measures. Please tell us how you complied with Item 10(e) of Regulation S-K. This comment also applies to your discussion of your segment results beginning on page 43.

Form 8-K filed May 5, 2020

Exhibit 99.1
Statement of Operations Reconciliation, page 8

2. It appears that your reconciliations on pages 8 and 9 are non-GAAP income statements.

Please tell us how you considered Question 102.10 from the Division's Compliance and Disclosure Interpretations for Non-GAAP financial measures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction